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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
    Northwest Airlines Corporation              Continental Airlines, Inc.; CAIA               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
            2700 Lone Oak Parkway                                          March, 1998
--------------------------------------------    95-4205287              --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,       X  (Check Applicable Line)
                                                                           Date of Original   ---Form filed by One Reportng Person
                                                                            (Month/Year)      ---Form filed by More than One
    Eagan       Minnesota          55121                                                         Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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                                                                                                                            See
Class A Common Stock, $0.01 par value 3/2/98     P              979,000    A      $60.82      9,514,868         I       Attachment A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                                                     SEC 1474 (3/91)
                                                           (Print or Type Responses)

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:









**Intentional misstatements or omissions of facts constitute                      NORTHWEST AIRLINES CORPORATION
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.       By: /s/ Douglas M. Steenland        4/8/98
      If space is insufficient, SEE Instruction 6 for procedure.                     ------------------------------ -----------
                                                                                     Douglas M. Steenland              Date
                                                                                     Senior Vice President,
                                                                                     General Counsel and Secretary
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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                             ATTACHMENT A TO FORM 4


REPORTING PERSON                DATE OF EVENT           ISSUER NAME AND TICKER
----------------                -------------           ----------------------
Northwest Airlines Corporation     3/2/98             Continental Airlines, Inc.
2700 Lone Oak Parkway                                            CAIA
Eagan, Minnesota 55121


4.  Nature of Indirect Beneficial Ownership

      On March 2, 1998, Northwest Airlines Corporation, a Delaware corporation ("Northwest"), Newbridge Parent Corporation, a Delaware corporation ("Newbridge"), Barlow Investors III, LLC, a California limited liability company (the "Seller"), and the guarantors signatory thereto (the "Guarantors"), entered into a Purchase Agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement and subject to the terms and conditions set forth therein, Newbridge will acquire from the Seller 979,000 shares (the "Barlow Shares") of Class A Common Stock of Continental Airlines, Inc., a Delaware corporation ("Continental"), par value $.01 per share ("Continental Class A Common Stock"), presently held by the Guarantors for an aggregate purchase price of $59,542,780, representing $60.82 in cash per share of Continental Class A Common Stock.

      The Guarantors beneficially own at least 979,000 shares of Continental Class A Common Stock, which represents approximately 8.6% of the outstanding Continental Class A Common Stock, approximately 1.6% of Continental's outstanding common stock and approximately 5.9% percent of its outstanding common stock voting power. Pursuant to the Purchase Agreement, the Guarantors have agreed to transfer, or to arrange for the transfer of, 979,000 shares of Continental Class A Common Stock to the Seller prior to the closing of the Purchase Agreement. The 979,000 shares owned by the Guarantors, together with the shares to be acquired by Northwest pursuant to the Investment Agreement among Northwest, Newbridge, Air Partners, L.P., the Partners of Air Partners identified on the signature pages thereto, Bonderman Family Limited Partnership, 1992 Air, Inc. and Air Saipan, Inc., dated as of January 25, 1998, represent approximately 83.3% of the outstanding Continental Class A Common Stock, approximately 15.4% of Continental's outstanding common stock and approximately 57.8% of its outstanding common stock voting power.

      Pursuant to the Purchase Agreement, the Guarantors and the Seller have agreed, among other things, (i) not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any of the Barlow Shares except as contemplated by the Purchase Agreement, (ii) not to convert any of the Barlow Shares into shares of Class B Common Stock of Continental and (iii) to vote or cause to be voted all Barlow Shares owned by them against, among other things, any business combination (other than a business combination with Northwest or any of its affiliates) involving Continental, any change in the majority of the Board of Directors of Continental or any material change in the Continental's corporate structure or business. In addition, the Guarantors and the Seller granted to Robert L. Friedman, as the designee of Northwest, an irrevocable proxy to vote the Barlow Shares in a manner consistent with the voting agreements set forth in the Purchase Agreement.



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